UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68728

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25 .

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lincoln Douglas Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1051 Newark Road
(No. and Street)

Mount Vernon   Ohio   43050
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brandon Bullock   740-397-1397   BBullock@LincolnDouglas.net
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HHH CPA Group, LLC
(Name – if individual, state last, first, and middle name)

1250 Old Henderson Road   Columbus, Ohio   43220
(Address)   (City)   (State)   (Zip Code)

12/21/2010   5344
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Brandon Bullock_ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Lincoln Douglas Investments, LLC_ , as of _December 31_ , 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Brandon Bullock_

Title: _FINOP_

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LINCOLN DOUGLAS INVESTMENTS, LLC

ANNUAL PCAOB AUDIT

DECEMBER 31, 2025 AND 2024

Table of Contents

Supplemental Information



Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH
CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Lincoln Douglas Investments, LLC (an Ohio limited liability corporation) as of December 31, 2025 and 2024, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lincoln Douglas Investments, LLC as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lincoln Douglas Investments, LLC's management. Our responsibility is to express an opinion on Lincoln Douglas Investments, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lincoln Douglas Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule of Aggregate Indebtedness, Reconciliation with Company's Computation

1250 Old Henderson Road, Columbus, OH 43220 | Phone: (614) 451-4644 | Fax: (614) 451-3818 | www.hhhcpagroup.com

of Net Capital as Included in Part IIA of Form X-17A-5 , and Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Lincoln Douglas Investments, LLC's financial statements. The supplemental information is the responsibility of Lincoln Douglas Investments, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Schedule of Aggregate Indebtedness, Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5 , and Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

HHH CPA Group, LLC

HHH CPA Group, LLC

We have served as Lincoln Douglas Investments, LLC"s auditor since 2011.
Columbus, Ohio
February 25, 2026

LINCOLN DOUGLAS INVESTMENTS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2025 AND 2024

		2025		2024
ASSETS				
Cash	$	441,701	$	308,375
Restricted cash and equivalents		75,000		75,000
Total cash		516,701		383,375
Receivable from broker-dealers and clearing organization		146,881		251,548
Accounts receivable - related party		10,629		118,208
Prepaid expenses		44,876		41,252
Total current assets		719,087		794,383
Long-term assets		-		-
	$	719,087	$	794,383
LIABILITIES AND MEMBERS' EQUITY				
Accounts payable	$	-	$	-
Commissions payable		215,772		266,325
Accrued liabilities		23,244		20,762
Total current liabilities		239,016		287,087
Subordinated debt		100,000		100,000
Total liabilities		339,016		387,087
Members' equity:				
Contributed capital		35,000		35,000
Retained earnings		345,071		372,296
Total members' equity		380,071		407,296
	$	719,087	$	794,383

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Revenues:		
Commissions	$ 3,339,249	$ 2,985,304
Investment Advisory	1,194,790	748,985
M&A Advisory	971,000	20,000
Fee Income	754,588	713,859
Other income	227,468	352,839
Interest	42,264	45,692
Total revenues	6,529,359	4,866,679
Operating Expenses:		
Commissions	5,013,442	3,427,262
Payroll Expense	646,879	725,095
Clearing House Charges	327,171	334,985
Referral Fees	194,200	-
Office Expenses	65,987	82,269
Registration & Regulatory	49,974	43,667
Computer and Website	47,437	42,208
Office Rent	39,168	36,960
Advertising	19,964	2,200
Professional Fees	12,015	11,495
Printing and Postage	11,907	9,576
Client Rebates	8,992	2,874
Investment Advisory	5,650	6,448
Telephone & Internet	5,791	4,588
Travel & Entertainment	-	369
Interest	18	44
Bad Debts	-	-
Other	21,189	26,256
Total operating expenses	6,469,784	4,756,296
Total operating income	59,575	110,383
Net income	$ 59,575	$ 110,383

See accompanying notes to financial statements

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Contributed Capital:		
Balance at beginning of period	$ 35,000	$ 35,000
Contributed capital	-	-
Balance at end of period	35,000	35,000
Retained Earnings:		
Balance at beginning of period	372,296	334,913
Net income	59,575	110,383
Distributions	(86,800)	(73,000)
Balance at end of period	345,071	372,296
Total members' equity	$ 380,071	$ 407,296

LINCOLN DOUGLAS INVESTMENTS, LLC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Cash flows from operating activities:		
Net income	$ 59,575	$ 110,383
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Receivable from broker-dealers and clearing organization	104,667	141,341
Accounts receivable - related party	107,579	8,340
Prepaid expenses	(3,624)	778
Increase (decrease) in:		
Accounts payable	-	-
Commissions payable	(50,553)	(259,232)
Accrued liabilities	2,482	(585)
Total adjustments	160,551	(109,358)
Net cash provided by (used in) operating activities	220,126	1,025
Cash flows from investing activities	-	-
Cash flows from financing activities:		
Distributions to members	(86,800)	(73,000)
Net cash provided by (used in) operating activities	(86,800)	(73,000)
Net increase (decrease) in cash	133,326	(71,975)
Cash and restricted cash at beginning of period	383,375	455,350
Cash and restricted cash at end of period	$ 516,701	$ 383,375
Supplemental disclosures:		
Interest paid	$ 18	$ 44
Income taxes paid	$ 2,766	$ 8,163

See accompanying notes to financial statements

**STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS**

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
Subordinated Borrowings:		
Balance at beginning of period	$ 100,000	$ 100,000
Additional borrowings	-	-
Repayments or borrowings	-	-
Balance at end of period	$ 100,000	$ 100,000

LINCOLN DOUGLAS INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Note 1 - Summary of Significant Accounting Policies

A. Organization

Lincoln Douglas Investments, LLC (the Company) was formed as a limited liability company in the State of Ohio in December 2010 and began operations in July 2011. The Company has been operating as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the State of Ohio Securities Division; it is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company operates pursuant to Exchange Act Rule 15c3-3(k)(2)(ii), clearing transactions on a fully disclosed basis through its clearing firm, National Financial Services LLC ("NFS"), and on an application-way basis with registered investment companies, insurance and annuity providers, and other product offerings. Customer accounts held directly at a product issuer for which the Company is listed as the broker-dealer of record. The Company does not hold customer funds or safeguard customer securities.

As of December 31, 2025, the Company is licensed in 42 states, including Alabama, Alaska, Arizona, Arkansas California, Colorado, Connecticut, District of Columbia, Florida, Georgia, Illinois, Indiana, Iowa, Kansas, Kentucky, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, South Dakota, Tennessee, Texas, Utah, Virginia, Washington, West Virginia, and Wisconsin.

B. Management's Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

C. Cash and Restricted Cash Equivalents

The Company maintains cash balances at one bank account and one brokerage account. The cash balance in the bank was over the federally insured limit of $250,000, by $123,419 as of December 31, 2025, while the cash balance in the brokerage account money market fund was under the Securities Investor Protection Corporation (SIPC) protection limit for securities by $168,877. For purposes of the statement of cash flows, the Company considers all cash in checking accounts and money market accounts to be cash equivalents.

C.   Cash and Restricted Cash Equivalents – Continued

Restricted cash equivalents represent amounts on deposit at financial institutions that are legally restricted due to contract terms with NFS. Included in the statements of financial condition is a restricted cash deposit for margin requirements at NFS in the amount of $75,000.

D.   Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. The Company's receivables represent commissions from completed securities trades, and 12b-1 fees, or trails, from assets held direct. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

E.   Securities Transactions and Revenue Recognition

Securities transactions, commissions and related clearing expenses are reported on a trade date basis. The change in the resulting difference between cost and market is included in net trading profits in the statement of income. The Company's activities are transacted on either a cash or margin basis. Margin transactions are subject to various regulatory and internal margin requirements and are collateralized by cash and securities in the Company's accounts. Commission expense is also recorded on a trade-date basis as security transactions occur.

F.   Advertising Costs

Advertising costs are expensed when incurred. Advertising costs were $19,964 and $2,200 in 2025 and 2024, respectively.

G.   Fair Value Measurements

FASB ASC 820, Fair Value Measurement, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

G.   Fair Value Measurements - Continued

Level 2   Inputs to the valuation methodology include: Quoted prices for
                 similar assets or liabilities in active markets; Quoted prices for
                 identical or similar assets or liabilities in inactive markets; Inputs
                 other than quoted prices that are observable for the asset or
                 liability; Inputs that are derived principally from or corroborated
                 by observable market data by correlation or other means.

                 If the asset or liability has a specified (contractual) term, the Level
                 2 input must be observable for substantially the full term of the
                 asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and
                 significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based
on the lowest level of any input that is significant to the fair value measurement. Valuation
techniques used need to maximize the use of observable inputs and minimize the use of
unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair
value. There have been no changes in the methodologies used at December 31, 2025.

Money Market funds: The carrying amount approximates fair value because the instruments
are liquid in nature. This investment uses Level 1 inputs.

H.   Government and Other Regulations

The Company's business is subject to significant regulation by various governmental
agencies and self-regulatory organizations. Such regulation includes, among other things,
periodic examinations by these regulatory bodies to determine whether the Company is
conducting and reporting its operations in accordance with the requirements of these
organizations. As a registered broker-dealer, the Company is subject to the SEC's Net
Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as
defined [see note 3].

I.   Receivables and Allowance for Credit Losses

Receivables are uncollateralized broker obligations and advisory fees receivable due under
normal trade terms requiring payment within 30 days from the report date. The Company
generally collects receivables within 30 days and does not charge interest on receivables
with invoice dates over 30 days old.

I.   Receivables and Allowance for Credit Losses - Continued

The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. Additionally, management estimates an allowance for the aggregate remaining receivables based on historical collectability. In the opinion of management, at December 31, 2025, all receivables were considered collectible and have been collected prior to this report.

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties

Accounts receivable – related party are stated at the amount billed. Registered representative affiliation fees, commission charge backs and other costs that are the responsibility of registered representatives are offset against amounts owed to registered representatives for their commission payables. If the balance of the debits owed to the Company exceed the amount owed to the registered representative, the net balance owed to the Company is recorded as a receivable.

Note 2 – Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3 – Net Capital Requirements (Schedules I and II)

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than the greater of 6-2/3% of total aggregate indebtedness liabilities, exclusive of subordinated debt, for the year ended December 31, 2025, $15,087, or $50,000. At December 31, 2025 the Company's net capital as defined by SEC Rule 15c3-1 was $372,944 in excess of the minimum net capital required.

Note 3 – Net Capital Requirements (Schedules I and II) - Continued

In addition to the minimum net capital provision, SEC Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtness, as defined, to capital, of not more than 15 to 1. At December 31, 2025 the ratio was 0.54 to 1.

Note 4 – Subordinated Debt

Subordinated debt consists of a subordinated note payable to a member in the amount of $100,000, with interest at 5% payable annually. However, the $5000 interest payment was waived by the member in 2022. The note has a stated maturity of April 11th, 2016, however, the Extension of Maturity provision was included within the agreement, allowing for an extension of an additional year without further action by either the lender or broker/dealer. The principal payment can only be made with FINRA approval. This note has paid out interest of $0 in 2025 and $0 in 2024.

Note 5 – Income Taxes

Lincoln Douglas Investments, LLC is recognized as a "pass-through entity" under the Internal Revenue Code and pays no federal and state taxes. The members are taxed individually on the Company's taxable income.

The Company recognizes and disclosures uncertain tax positions in accordance with accounting principles generally accepted in the United States of America. As of and during the year ended December 31, 2025, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities for returns filed prior to 2023.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Note 6 – Reportable Segment Disclosure

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Supplementary Schedules), which is not a measure of profit and loss, to make operational decisions while maintaining capital

Note 6 – Reportable Segment Disclosure - Continued

adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant account policies.

Note 7 – Leases

The Company entered into an operating lease for office space in October 2024. The lease agreement is controlled by 1051 Newark Road, LLC. The current lease commenced on January 1, 2026 and calls for a lump sum payment in arrears in December of the lease year or monthly payments of $3,351.92. The lease is renewable annually at the discretion of both parties. Total rent expense under the lease was $39,168 for 2025.

Note 8 – Related Party Transactions

Several members of the Company are active in administration and sales operations. These members earned $280,730 and $308,630 in wages and bonus during 2025 and 2024, respectively. Also, they earned $6,043 and $4,630 in commissions during 2025 and 2024, respectively.

See Note 4 for subordinated agreement with related party.

Note 9 – Subsequent Events

Management has reviewed all events subsequent to December 31, 2025, up to the date of audit report (February 25, 2026) and has not encountered any subsequent events that effect the current financial statements or that require additional disclosure.

Note 10 – Retirement Plan

The Organization has a Simplified Employee Pension Plan (the Plan) covering all employees who meet the eligibility standards. Under the plan, the Organization provides a 100% match of eligible employee contributions, up to 3% of an employee's annual salary. All employer contributions made under the plan are non-forfeitable and the participants are fully vested. The Organization's contribution to the plan was $29,015 and $28,409 for the years ended December 31, 2025 and 2024, respectively.

Note 11 – Notes Payable

The Company has no notes payable.

Note 12 – Litigation

The Company has no pending litigation.

Note 13 – Contingencies

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects any risk of liability associated with such indemnifications to be remote. As of December 31, 2025, the Company has not accrued for any such claims or other contingencies.

In the ordinary course of business, the Company is also subject to regulatory examinations, information gathering requests, inquiries and investigations. As a registered broker-dealer, the Company is subject to regulation by the SEC, the FINRA, and state securities regulators. In connection with formal and informal inquiries by those agencies, the Company receives numerous requests, subpoenas and orders for documents, testimony, and information in connection with various aspects of its regulated activities.

SUPPLEMENTAL INFORMATION

LINCOLN DOUGLAS INVESTMENTS, LLC

SUPPLEMENTARY SCHEDULES

AS OF DECEMBER 31, 2025

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

NET CAPITAL		
Total members' equity		$380,071
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		100,000
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		480,071
Non-allowable assets:		
Accounts receivable – related party	$10,629	
Prepaid expenses	44,876	55,505
Net capital before haircuts on securities positions		424,566
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):		
Exempted securities	$1,622	
Other securities	-	$1,622
Total net capital		$422,944
6 2/3% of Aggregate Indebtedness		$15,087
Minimum Net Capital Requirement – Greater of $50,000 or 6 2/3% of Aggregate Indebtedness of $278,834		50,000
Excess Net Capital		$372,944
Net capital less the greater of 120% of the Minimum Net Capital Requirement ($60,000) or 10% of Aggregate Indebtedness ($27,883)		$362,944

Schedule of Aggregate Indebtedness

Computation of aggregate indebtedness:	
Commissions Payable	$215,772
Accrued Liabilities (allowable portion)	10,531
Other Accounts Payable	-
Total allowable liabilities from Balance Sheet	$226,303
Ratio of aggregate indebtedness to net capital	0.54 to 1

Schedule III

Reconciliation with Company's Computation of Net Capital as Included in Part IIA of Form X-17A-5

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$424,944
Audit adjustments	-
Net capital per audited financial statements	$424,944

There are no material differences between the computation of net capital presented herein and that reported by the Company in its unaudited amended Part IIA of Form X-17A-5 filing as of the same date.

Statement on Exemption from Computation of Reserve Requirement and Information for Possession or Control Requirements Under Rule 15c3-3 of The Securities and Exchange Commission

In accordance with the exemptive provision of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from computation of a reserve requirement and the information relation to the possession or control requirements.



Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH
CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

We have reviewed management's statements, included in the accompanying SEC Rule 15c3–3 Exemption Report, in which (1) Lincoln Douglas Investments, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Lincoln Douglas Investments, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the “exemption provisions") and (2) Lincoln Douglas Investments, LLC stated that Lincoln Douglas Investments, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Lincoln Douglas Investments, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lincoln Douglas Investments, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 25, 2026

1250 Old Henderson Road, Columbus, OH 43220 | Phone: (614) 451-4644 | Fax: (614) 451-3818 | www.hhhcpagroup.com

<center>**SEC Rule 15c3-3 Exemption Report**</center>

Board of Directors
Lincoln Douglas Investments, LLC

Lincoln Douglas Investments, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR 240. I 7a-5– "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.17a-5(d)(I) and (4). To the best of its knowledge the Company states the following:

The Company is exempt from Rule 17 CFR 15c3-3 under provision (k)((2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934. The Company met the identified exemption provision identified above throughout the most recent fiscal year ended December 31, 2025, without exception.

Lincoln Douglas Investments, LLC

I, Brandon Bullock, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Brandon Bullock
FINOP

February 25, 2026



Nick DiBartolomeo, CPA
Brian Schneider, CPA

HHH
CPA GROUP

Rick Dumas, CPA
James Peters, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors
of Lincoln Douglas Investments, LLC
Mount Vernon, Ohio

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of Lincoln Douglas Investments, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2025, as applicable, with the amounts reported in Form SIPC-7 for the year ended December, 31 2025, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

1250 Old Henderson Road, Columbus, OH 43220 | Phone: (614) 451-4644 | Fax: (614) 451-3818 | www.hhhcpagroup.com

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

HHH CPA Group, LLC

HHH CPA Group, LLC
Columbus, Ohio
February 25, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
LINCOLN DOUGLAS INVESTMENTS LLC	8-68728

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)			$ 6,529,359.00
2		Additions:			
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.			
	b	Net loss from principal transactions in securities in trading accounts.			
	c	Net loss from principal transactions in commodities in trading accounts.			
	d	Interest and dividend expense deducted in determining item 1.			
	e	Net loss from management of or participation in the underwriting or distribution of securities.			
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.			
	g	Net loss from securities in investment accounts.			
	h	Add lines 2a through 2g. This is your **total additions**.			$ 0.00
3		Add lines 1 and 2h			$ 6,529,359.00
4		Deductions:			
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		$ 1,364,283.00	
	b	Revenues from commodity transactions.			
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		$ 253,731.00	
	d	Reimbursements for postage in connection with proxy solicitations.			
	e	Net gain from securities in investment accounts.		$ 11,823.00	
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.			
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).			
	h	Other revenue not related either directly or indirectly to the securities business.		$ 126,025.00	
		Deductions in excess of $100,000 require documentation			
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 22.00		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)	$ 3,618.00		
	c	Enter the greater of line 5a or 5b		$ 3,618.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 1,759,480.00



SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 4,769,879.00
8	Multiply line 7 by .0015. This is your **General Assessment**.			$ 7,154.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2025 SIPC-6 or 6A		$ 3,188.00	
11 a	Overpayment(s) applied on all 2025 SIPC-6 and 6A(s)	$ 0.00		
b	Any other overpayments applied	$ 0.00		
c	All payments applied for 2025 SIPC-6 and 6A(s)	$ 3,188.00		
d	Add lines 11a through 11c		$ 3,188.00	
12	**LESSER** of line 10 or 11d.			$ 3,188.00
13 a	Amount from line 8		$ 7,154.00	
b	Amount from line 9		$ 0.00	
c	Amount from line 12		$ 3,188.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.			$ 3,966.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.			$ 3,966.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-68728	DEA: FINRA	2025	Dec

MEMBER NAME LINCOLN DOUGLAS INVESTMENTS LLC
MAILING ADDRESS 1051 NEWARK RD
MT VERNON, OH 43050
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

LINCOLN DOUGLAS INVESTMENTS LLC
(Name of SIPC Member)

Brandon Bullock
(Authorized Signatory)

1/22/2026
(Date)

bbullock@lincolndouglas.net
(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.